Exhibit 99.1

CONVERSION RESTRICTION AGREEMENT

THIS AGREEMENT is made as of the 11th day of December, 2014.

AMONG:

CANSO INVESTMENT COUNSEL LIMITED, acting on behalf of itself and certain accounts managed by it

(“Canso”)

- and -

POSTMEDIA NETWORK CANADA CORP., a corporation governed by the laws of Canada

(“Postmedia” and, together with Canso, the “Parties”)

RECITALS:

A.     Canso has informed Postmedia that certain accounts over which it exercises control or direction (the “Accounts”) (i) have acquired 1,325,827 of Postmedia’s outstanding Class NC variable voting shares (the “Variable Voting Shares”) and (ii) propose to acquire an additional 2 million of the Variable Voting Shares, that are convertible, under certain circumstances if such accounts are not non-Canadians (as defined in Postmedia’s constating documents), into Postmedia’s Class C voting shares (the “Voting Shares”), which Voting Shares would represent greater than 20% of the outstanding Voting Shares (collectively, the “Acquisition”).

B.     Canso has advised Postmedia that the Accounts have not purchased the Variable Voting Shares with the intention to convert such Variable Voting Shares into Voting Shares.

C.     Canso has sought a waiver of the application of section 3.1 of the shareholder rights plan agreement between Postmedia and Computershare Trust Company of Canada, as Rights Agent, dated as of November 8, 2010 (the “Shareholder Rights Plan”) to the Acquisition, pursuant to section 5.2 of the Shareholder Rights Plan (the “Waiver”) in the event that its accounts would otherwise have the right to convert the Variable Voting Shares into Voting Shares.

D.     The board of directors of Postmedia has approved the Waiver, conditional upon the Parties entering into, and the performance of the terms of, this Agreement.

NOW THEREFORE, in consideration of the mutual covenants in this Agreement and for other consideration (the receipt and sufficiency of which is acknowledged), the Parties agree as follows:

1.

Interpretation. Capitalized terms used in this Agreement that are not otherwise defined herein shall have the meanings given to them in the Shareholder Rights Plan. “Term” means the period beginning on the date hereof and ending on the earlier of (i) the date on which the Parties mutually agree in writing to terminate this Agreement, and (ii) upon written notice from Canso, any date following the date on which the Shareholder Rights

Plan (as it may be extended from time to time by vote of the shareholders of Postmedia) terminates or the rights thereunder are redeemed (other than a redemption under Section 5.1(c) of the Shareholder Rights Plan). The term “acting jointly or in concert” has the meaning given to it in Section 1.6 of the Shareholder Rights Plan. The terms “Voting Share Offer”, “Exclusionary Offer”, “Conversion Period” and “Offeror” have the meanings given to them in Postmedia’s Articles of Amendment in effect as of the date hereof.

2.	Representations and Warranties of Canso. Canso represents and warrants to Postmedia as follows, and acknowledges that Postmedia is relying upon the such representations and warranties:

(a)	Canso has all requisite power and authority to enter into this Agreement, perform its obligations hereunder and consummate the transactions contemplated hereby.

(b)

This Agreement has been duly executed and delivered by Canso and, assuming due authorization, execution and delivery by Postmedia, constitutes a legal, valid and binding obligation of Canso, enforceable against Canso in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other laws affecting the rights and remedies of creditors generally and general principles of equity (whether considered in a proceeding in equity or at law).

3.	Covenants of Canso.

(a)

Canso agrees that during the Term it shall not, and shall cause its Affiliates and any accounts over which it or its Affiliates exercise control or direction and any persons acting jointly or in concert with Canso or its Affiliates (all such persons, together with Canso, are referred to herein as the “Canso Group”), to not, convert any of the Variable Voting Shares beneficially owned by any member of the Canso Group or over which any member of the Canso Group exercises control or direction (including, without limitation, any Variable Voting Shares over which beneficial ownership or control or direction is acquired following the date hereof) into Voting Shares, where the Voting Shares acquired upon such conversion, together with the Voting Shares beneficially owned by members of the Canso Group or over which members of the Canso Group exercise control or direction, represent in the aggregate 20% or more of the outstanding Voting Shares on a post-conversion basis (excluding all Variable Voting Shares not being converted and other securities convertible into, exercisable into or exchangeable for Voting Shares), without the prior written consent of Postmedia, which consent may be withheld at Postmedia’s sole discretion; provided, however, that in the event a Voting Share Offer is made and such offer is an Exclusionary Offer made by an Offeror other than Canso, its Associates, Affiliates or persons acting jointly or in concert with any of them, such consent shall not be required during the applicable Conversion Period.

(b)	Canso agrees that during the Term it shall provide written notice to Postmedia promptly following any loss by Canso or its Affiliates of the right to exercise control or direction over any accounts included in the Canso Group, including the number of Voting Shares or Variable Voting Shares over which the right to exercise control or direction has been lost (but excluding, for greater certainty, any information relating to the identity of the Account).

4.	Acknowledgement. Canso acknowledges and agrees that Postmedia will file this Agreement on the System for Electronic Document Analysis and Retrieval on or following the date of this Agreement.

5.	Time. Time will be of the essence of this Agreement.

6.

Further Assurances. The Parties agree to, during the Term, do all such things and take all such actions as may be necessary or desirable to give full force and effect to the matters contemplated by this Agreement.

7.	Assignment. This Agreement may not be assigned by either Party, by operation of law or otherwise, without the prior written consent of the other Party.

8.	Enurement. This Agreement will enure to the benefit of and be binding upon the Parties hereto and their respective successors and permitted assigns.

9.

Waiver. Failure by any Party hereto to insist in any one or more instances upon the strict performance of any one of the covenants or rights contained herein will not be construed as a waiver or relinquishment of such covenant. No waiver by either Party hereto of any such covenant or right will be deemed to have been made unless expressed in writing and signed by the waiving Party.

10.

Notices. Any notice or other communication required or permitted to be given hereunder will be in writing and will be personally delivered or sent by email as set forth below, or to such other address, email address or person as may be designated by notice.

(a)	In the case of Postmedia:

Postmedia Network Canada Corp.

365 Bloor Street East

12th Floor

Toronto, Ontario M4W 3L4

Attention: Doug Lamb, Executive Vice President and Chief Financial Officer and Jeffrey Haar, Executive Vice President, Legal and General Counsel

Email: dlamb@postmedia.com/jhaar@postmedia.com

With a copy (which will not constitute notice) to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Attention: Dale Lastman and Mark Spiro

Email: dlastman@goodmans.ca/mspiro@goodmans.ca

(b)	In the case of Canso:

100 York Boulevard, Suite 550

Richmond Hill, Ontario

Attention: Joe Morin Director of Research

E-mail: jmorin@cansofunds.com

With a copy (which will not constitute notice) to:

Bennett Jones LLP

3400-One First Canadian Place

P.O. Box 130

Toronto, ON M5X 1A4

Attention: Jeff Kerbel

Email: kerbelj@bennettjones.co

Notice will be deemed to be given on the day of actual delivery or the day of email transmission or other means of electronic transmission, as the case may be, or if not a Business Day, on the next Business Day.

11.

Severability. If any provision of this Agreement is determined to be invalid or unenforceable in whole or in part, such invalidity or unenforceability will attach only to such provision or part thereof and the remaining part of such provision and all other provisions hereof will continue in full force and effect. The Parties hereto agree to negotiate in good faith a substitute provision which will be as close as possible to the intention of any invalid or unenforceable provision as may be valid or enforceable. The invalidity or unenforceability of any provision in any particular jurisdiction will not affect its validity or enforceability in any other jurisdiction where it is valid or enforceable.

12.

Counterparts; Facsimile and Electronic Signatures. This Agreement may be signed in one or more counterparts, each of which once signed shall be deemed to be an original. All such counterparts together shall constitute one and the same instrument. Notwithstanding the date of execution of any counterpart, each counterpart shall be deemed to bear the effective date first written above. This Agreement, any and all agreements and instruments executed and delivered in accordance herewith, along with any amendments hereto or thereto, to the extent signed and delivered by means of a facsimile machine, scanned email or internet transmission copy or other means of electronic transmission, shall be treated in all manner and respects and for all purposes as an original signature, agreement or instrument and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person.

13.	Governing Law. This Agreement will be governed by, interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein. Each Party hereby unconditionally and irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario in respect of all matters arising out of this Agreement.

14.

Specific Performance/Remedies. Canso acknowledges and agrees that Postmedia would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached or violated. Accordingly, Canso agrees that, without posting bond or other undertaking, Postmedia will be entitled to seek an injunction or injunctions to prevent breaches or violations of the provisions of this Agreement and to enforce by specific performance this Agreement and the terms and provisions hereof in any claim (whether at law or in equity, whether civil or criminal), cause of action (whether in contract or tort or otherwise), hearing, charge, complaint, demand or notice to, from, by or before any governmental entity having jurisdiction over the Parties and the matter in addition to any other remedy to which it may be entitled, at law or in equity and Canso hereby waives any and all defences which could exist in its favour in connection with such enforcement and waives any requirement for security or the posting of any bond in connection with such enforcement. Without limiting the foregoing, Canso acknowledges and agrees that, in the event of a breach of Section 3 of this Agreement, the Waiver shall be automatically revoked.

15.	Amendment. No term or provision hereof may be amended, discharged or terminated except by an instrument in writing signed by each of the Parties.

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IN WITNESS WHEREOF the Parties have caused this Agreement to be duly executed and delivered by their authorized officers as of the date first written above.

POSTMEDIA NETWORK CANADA CORP.

Per:	“Jeffrey Haar”
Name:	Jeffrey Haar
Title:	Executive Vice-President and General Counsel

CANSO INVESTMENT COUNSEL LIMITED, acting on behalf of certain accounts managed by such entity

Per:	“John Carswell”
Name:	John Carswell
Title:	President